thecommodorecollection

COMMODORE COLLECTION

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The Commodore Collection
✨ Investment Reservations Open! ✨
Walk in like you own the place 😎
Investment vehicle that will allow you to invest and travel simultaneously.
msha.ke/commodorecolletion

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NOW ACCEPTING INVESTMENT RESERVATIONS!

THE COMMODORE COLLECTION INVESTMENT RESERVATION DISCLAIMER

We are 'testing the waters' to gauge investor interest in an offering under Regulation A+. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until the offering statement is qualified. Any indication of interest involves no obligation or commitment of any kind

INVESTMENT RESERVATIONS


INVESTING
HAS NEVER
BEEN SO EASY


BE OUR GUEST


Walk in like
you own the place
Because
you do.


A HOTEL
YOU OWN...


INVEST.
JOIN
THE
CLUB.


LOCAL
TRAVEL
JUST GOT
A LOT
MORE FUN


Girls weekend where
no one has to pay for the
hotel...
now we're talking


INVEST IN CONFIDENCE.
STAY IN CONFIDENCE.


FORGET A
ROOM WITH A
VIEW, HOW
ABOUT A
ROOM WITH
YOUR NAME
ON IT?




THE
DIFFERENCE
BETWEEN
TRADITIONAL
TIMESHARE
WHAT DO YOU PUT IN?
WHERE DO YOU STAY?


GET THAT
C-SUITE RESPECT


You're
the
BOSS
Now


GIVEAWAY
GIVEAWAY
GIVEAWAY


CC
COMMODORE
COLLECTION
INVESTMENT
TIERS


YOU MAY NOT BE READY
TO OWN YOUR OWN HOME,
BUT YOU CAN OWN A HOTEL.
NOW THAT'S A FLEX.


A small investment can go a long way. Be a hotel owner and get all the perks.


AN INVESTMENT IN TRAVEL IS AN INVESTMENT IN YOURSELF


#CONFIDENCEINCOMMODORE
We'll Save You a Seat


INVESTING MADE EASY


"We think the hospitality industry, as well as commercial real estate as a whole, need to be overhauled. We want to bring the opportunity to be a part of this industry to the crowd."
Eric Bergin Chairman/Co-Founder


Join Our Mailing List
Sign up with your email address to receive news and updates on our upcoming hotel acquisitions


READY, SET
INVEST


ASK US
Anything


"Our goal is not to just become another traditional chain, but rather to give our guests an experience they would not have elsewhere. Some ideas include bringing in local artists to paint murals within the hotel and having restaurants inspired by local cuisine."
CEO/Co-Founder


ADD US
to your
VENTURE


CC
COMMODORE COLLECTION
REWARD SYSTEM


CC
COMMODORE COLLECTION
Investor Update
3.26.21


Hotel Ownership For Everyone


Investing Has Never Been So Fun


HEY
Texas


HEY
Oklahoma


— HEY —
Arkansas


EARLY
BIRD
PERKS
Now accepting Investment
Reservations


HEY DALLAS


INVEST IN YOUR TRAVEL AND TRAVEL
THROUGH YOUR INVESTMENT




HEY HOUSTON


A ROOM
WITH YOUR NAME
ON IT?
NOW ACCEPTING INVESTMENT RESERVATIONS.


HEY
OKLAHOMA
CITY


BE OUR GUEST


We're
the
Anti-
Timeshare